

August 30, 2011

Via E-mail
Anthony M. Sanfilippo
President and Chief Executive Officer
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, Nevada 89148

   Re: Pinnacle Entertainment, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed March 1, 2011
     File No. 001-13641

Dear Mr. Sanfilippo:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Michael McTiernan

               Michael McTiernan
               Assistant Director